Filed by Dragoneer Growth Opportunities Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp. II

Commission File No. 001-39709

Date: October 5, 2021

Good morning……. London!

And for the thousands of you watching online across Europe and around the world…..

good morning, good afternoon, and good evening!

Whether you’re in-person or virtual….

I’m thrilled to welcome all of you to Cvent CONNECT Europe!

After 2 long years, it feels great to be back here in London at the InterContinental….

and to be here live with all of you.

It’s great to feel all the energy in-person.

Now before I start my keynote, I want everyone to do me a favor.

Take a minute, and try to remember…

what you were thinking in March of 2020.

COVID hit us like a freight train…

and practically overnight the entire world shut down.

Back then, when in-person events were mostly non-existent,

none of us were feeling very optimistic about our industry.

Who would’ve thought that just 18 months later,

we’d have the technology and expertise to deliver events

that can reach and engage more people than pre-pandemic.

Even when I think back to last year’s Connect conference,

we were literally just trying to catch our breath and remain standing.

But even in that moment….

with so many unknowns….

with so many challenges in front of us….

we never lost hope.

And you know what?

Neither did you.

And it wasn’t just about weathering the storm.

If you recall, during my keynote last year…

I said that we’d soon be entering something I called….

The Golden Age of Events.

I know at the time, a lot of people found it hard to believe.

But I think we are entering a time,

where events are more numerous, and more valuable…

and more important to your marketing efforts.

A time when…… more events are being organized….

A time when….more attendees are being engaged.

A time when events are an even MORE critical part of the business landscape.

The pandemic has been a catalyst for innovation that I believe,

will literally change the face of our industry.

Event professionals have become TV producers, technologists, and marketers….

At the same time, hoteliers have become safety consultants,

hybrid event experts, and strategic advisors.

In short….we’ve witnessed a transformation of our industry….

in just a matter of months – not years.

But why is this transformation making such big headlines?

Because the meetings and events industry,

adds more than $850B Euros to the global economy.

To put that in perspective, there are only 13 countries with GDPs larger.

I remember when I used to talk to Wall Street,

I used to say that the meetings and events industry was the biggest industry you never heard of.

Now…because of this transformation….

it’s ALL that people are talking about.

We believe the interest in our space has never been higher.

We believe the power of events has never been greater.

We believe, over time, that our industry will be in a better place than it was before.

As you saw in our opening video, this truly is…. a world transformed.

So, over the next 2 days…

we’re going to give you the tools and insights you need,

to succeed in this new environment.

And we’re able to do that because at Cvent,

we have a somewhat unique vantage point…..

because we can see both sides of the ecosystem.

We help hundreds of thousands of users across the entire meetings & events landscape….

including Hoteliers, CVBs, associations, non-profits, universities,

and corporations of all sizes…. get the most out of their meetings program.

Now given our diverse customer base and decades of experience,

I thought it’d be helpful to highlight,

what we think is driving this massive transformation.

I’ve broken it down into 4 key pillars.

1st; The rapid digitization of our industry

2nd; the evolving roles of planners, suppliers, hoteliers, and attendees

3rd; the triple threat, of in-person, virtual, and hybrid

and 4th, the arrival of the continuous event.

Let’s dive into the first pillar:

The digitization of our industry.

The pandemic fueled one of the biggest shifts we’ve seen across the entire business landscape.

Just take a look at what McKinsey said about the rapid digital transformation.

We effectively experienced….

digitization by force.

People had no choice but to embrace technology in order to meet.

And now….there’s no going back.

Organizations quickly discovered the massive reach of virtual events.

It became clear how accessible and scalable they are….

and how much flexibility they give attendees.

And more importantly….by leveraging new technology,

organizations learned more about their attendees than ever.

For example, in August, we hosted Cvent CONNECT North America in Vegas.

It was a really fantastic experience for all of us…

because it was our first hybrid conference we’ve ever organized…..

and through the Cvent Attendee Hub, we captured more than

750,000 engagement touchpoints with our attendees.

The digitization of our industry…

has created a massive opportunity for event and marketing professionals to collect more data.

But most organizations are just scratching the surface.

In fact, we recently surveyed

more than 2,000 marketers and event executives across the UK and Europe,

and found that only

one fifth of businesses are capturing data at all stages of the customer journey.

So, there’s still a ways to go.

but by leveraging technology that collects this data in a compliant way, you can be more effective in gathering….

and more importantly…..actioning these engagement touchpoints.

Here’s a video that shows how Cvent powers virtual events….

and how we can help you make the most of your event data.

As you can see, technology enables organizations to leverage the data attendees share with them,

build an engagement score and gain more insights into their attendees’ behavior.

And all this ultimately leads to better experiences…

better-quality business leads….

and in the end….better outcomes.

Now let’s look at pillar #2:

How digital transformation has changed your roles and your attendees’ expectations.

When everything went virtual, planners had to change.

You had to work more closely with your marketing and tech teams,

as the lines between digital marketing….and events blurred.

By working more closely with these divisions,

you’ve effectively become data scientists….

ensuring that data flowed from one event to the next,

so that you could calculate the ROI across your Total Event Program.

And this is just one of the many ways that the event organizer role has evolved.

And look…evolution is also happening on the venue and supplier side.

As we all know, planners are searching for venues and destinations online more than ever.

But what’s really interesting is how they’re leveraging digital channels,

to better QUALIFY the venues that they’re considering.

And it’s not just for safety – because that’s just table stakes in today’s world.

Planners now want to explore & book event spaces completely online,

like they do on consumer websites.

Some don’t even want to interact with a hotel salesperson.

They expect their hotel partners to offer virtual site visits as a standard offering.

In response…forward-looking hoteliers and CVBs,

are showing off their space and destinations with high quality virtual tours.

They’re also enabling planners to tailor that space,

in real time, using collaborative event diagramming technology – just like this…

It’s really incredible to see how diagramming technology,

is helping facilitate collaboration between hoteliers and planners.

And finally….

planners expect that hotels have the right technology infrastructure to deliver hybrid events –

from enhanced wi-fi, to virtual studios, to onsite production experts.

The point is, it’s not just the planners that have to become technologists,

but hoteliers too.

We’re in an environment now, where a hotel’s digital assets

are becoming almost as important as their physical ones.

Now, let’s talk about the most important part of the ecosystem…

the attendees –

and how their expectations have changed.

Let’s start with virtual.

Now I know we’ve already talked about how attendees are expecting virtual events to be more engaging, informative, and captivating.

But I wanted to give you some concrete examples.

Let’s take webinars.

The old school way of creating a webinar was to show a presentation with a voiceover,

and then do sales follow up a few weeks later.

In the new digital age, this approach is outdated.

Attendees expect not only to interact with the presenter,

but also, with the other attendees

so they can learn in a multi-dimensional way and engage with their peers.

Organizations are now realizing that webinars,

are opportunities to talk WITH their attendees –

not just AT them – and to engage and network with them.

What was once passive, will now be interactive,

which will make attendees want to come back to your virtual events again and again.

Now…attendee expectations have also changed for in-person events.

Attendees are now expecting the same type of digital components,

to enhance their in-person experience.

Think more personalized networking sessions,

more interactive mobile event apps,

access to on-demand content for the sessions they missed,

and online communities to continue the conversation post-event.

So, I hope it’s clear,

that attendees’ expectations for a digital experience are now there for ALL event formats.

Now, let’s talk about the 3rd pillar –

what we call “The Triple Threat”

What’s the triple threat?

It’s the power of 3 different event delivery models – in-person, virtual and hybrid.

As a planner, you have to be proficient in managing, producing, & executing all 3.

And it’s the power of these 3 event types together…

that we believe will lead to even greater success for our industry.

Let me explain.

We’ve talked a lot about the importance of virtual events.

But even though virtual is important,

it can never replace the in-person experience.

And there are many reasons why… for example

we’ve all seen that engagement is much deeper

at in-person events when compared to virtual ones.

While we know virtual events deliver engagement at scale…

nothing beats an in-person event where you can actually shake someone’s hand,

look them in the eye, and break bread…

Our desire for true human connection is just too powerful.

In addition, let’s not all forget about the experience economy.

Recently, we’ve seen demand for travel go through the roof,

This past summer, European hubs like London, Frankfurt, and Paris…

reported the highest passenger figures since the start of the pandemic.

And as more international borders are reopened, demand is surging again.

It’s clear.

People value experiences.

Experiences like visiting London or enjoying this amazing venue.

Big round of applause for our event host, the InterContinental O2.

So, the desire for humans to connect and the desire for “experiences”….

are just 2 of the many reasons why we believe in-person events will return.

In fact, as we look ahead,

our sourcing data shows that in-person events are coming back.

It’s great to see these positive trends.

So, our industry’s recent success with virtual,

combined with our desire for in-person events, will lead us right into hybrid….

Because with hybrid….you get the best of both worlds.

And your attendee gets the flexibility to choose

what’s right for them on how to engage with your event.

After all, there’s a reason why we decided to host Cvent CONNECT Europe as a hybrid experience.

We learned from Cvent CONNECT Vegas…

that hybrid isn’t just a viable option…but a potentially game-changing one….

because you get the incredible engagement of in-person,

while also increasing your overall event attendance with the addition of the virtual audience.

In fact, our hybrid event attendance nearly doubled our 2019 in-person attendance.

Take a look at this video to see how Cvent is helping to deliver this hybrid experience.

As you can see, our engineers have been busy developing and innovating on a lot of new things.

We’ve spent the last 18 months building out our platform,

to support the rise of 3 event types….this triple threat.

So… why is a platform approach important?

It’s pretty simple.

From the planner perspective,

using 3-12 different point solutions makes it harder to manage an event.

Now, when you now add in multiple event types, the event landscape becomes…. even more complex.

Without one system of record – or one platform –

to manage your total event program across in-person, virtual, and hybrid…

your attendee doesn’t get a seamless experience…

data gets lost, and event ROI becomes more difficult to prove.

And here’s the reality – organizations need to be able to consistently execute,

all 3 delivery models because your attendees won’t just expect it….

they’ll demand it.

No matter where your attendees are…

they want to interact with your event on their terms.

and that’s why you need to be proficient at all 3 – virtual, in-person, and hybrid.

Now, let’s talk about the 4th and final pillar….

It’s called….

the continuous event.

With the digital transformation of our industry, and because of on-demand…

traditional start and end dates of events start to blur, and engagement never stops.

We believe planners and marketers now have a tremendous opportunity…

to embrace what we’re calling the continuous event.

These “always on” digital environments

can help you engage with your customers,

employees, members, alumni, or donors with more content,

and more opportunities to connect.

But this idea goes even deeper.

Think about the continuous event like a university course.

Over an entire semester, you become deeply integrated into the program,

you learn new skills and develop meaningful relationships,

because the program goes beyond a one-time interaction.

It’s almost like you’re building a mini community around an event.

It’s a massive opportunity….

and if we can perfect it –

it may outperform every other sales, marketing, or engagement strategy out there.

So together, these 4 pillars have created….. a new kind of engagement economy.

Where the opportunities to engage and interact have multiplied.

And here’s the thing.

Technology is driving the convergence

of all 4 of these trends that I’ve discussed today…

and together, they’re changing our industry forever.

It’s important that we embrace it, not fear it.

The fact that you’re here at Cvent CONNECT Europe

means you’re embracing this evolution.

To help you on your technology journey…

I’d like to suggest 3 things you should consider doing at the conference.

1st – Go to our product roadmap sessions.

They are right after my presentation

and will dive deeply in the new and innovative solutions

our 1,100 engineers have created.

2nd – Take a tech tour.

Whether you’re attending in-person or virtually,

get a behind the scenes look at what technology is being used to bring this hybrid experience to life.

And 3rd, just enjoy the conference.

Immerse yourself in the content, in the networking,

and just the overall experience.

But most of all – have a little fun and get to know your colleagues.

So, as I wrap up today,

I’d like to reflect on the 12 months since last year’s Cvent CONNECT Europe.

Just like our industry has changed, Cvent has changed.

We’ve also gone through a complete transformation –

and it hasn’t been easy.

Think about this.

Pre-pandemic, 95% of our business came from in-person events.

Like all of you, we had to quickly pivot and adapt.

But our employees rose to the challenge.

They never stopped believing in each other, the company…. or in our industry.

But we couldn’t have done it without all of you...our customers.

You never stopped investing in us….and you never stopped believing in us.

With your support, we were able to persevere, and continue to innovate.

And because of that, as many of you may know…

….we plan to go public again.

We’re extremely excited about this next chapter for Cvent….

and also, for what it means for the meetings & events industry after a tough 18 months.

Now through this process we’re expecting to raise more than 690M Euros,

which will help us further invest in delivering the exceptional products and exceptional support that you’ve come to expect.

We’re proud to have a blue-chip list of investors that include some of the top mutual funds in the world,

and we’re also proud that Zoom has become a strategic corporate investor in the company.

You’ll always have a partner that understands your business,

the complexities of your role,

and some of the pain points that you experience.

We’re here to support you in your technology journey

and to help you….make the most of this digital transformation.

Your trust in us over the last two decades –

and especially over the last 18 months –

has meant the world to us….and has made this all possible.

And for that….

I want to thank you from the bottom of my heart.

I’d like to close with this.

One year ago, I said we were on the cusp of the Golden Age of Events.

A time where more events are being organized.

A time where more attendees are being engaged.

A time where our industry will be stronger than ever.

Why?

Because as people, we thrive on the human connection.

Meetings and events give TEXTURE to life.

Connecting is fundamental to who we are.

And because we’re witnessing the transformation of our industry,

the opportunities to connect have become more numerous…

more engaging, and more impactful.

Together, I look forward to making the most of this new events landscape.

Thank you for listening.

Welcome, to Cvent CONNECT Europe.

Additional Information

In connection with the Business Combination, Dragoneer has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement. The Registration Statement has not yet been declared effective by the SEC. Dragoneer will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer will send to its shareholders in connection with the Business Combination. The information filed by Dragoneer contains substantially more information about Cvent than is being furnished with this communication and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN AVAILABLE, IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2021 AND JUNE 30, 2021, WHICH WERE FILED WITH THE SEC ON JUNE 21, 2021 AND AUGUST 16, 2021, RESPECTIVELY. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers are also in the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Cvent, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Cvent’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Cvent; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Cvent as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 filed by Dragoneer with the SEC, those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to Dragoneer’s Current Report on Form 8-K filed on July 23, 2021. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.